================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  X            Form 40-F
                                 -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes                     No  X
                           -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                     No  X
                           -----                  -----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                     No  X
                           -----                  -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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

                        ENDESA 2003 CONSOLIDATED RESULTS

          NET INCOME WAS EURO 1,312 MILLION, A 3.3% INCREASE OVER 2002

                THE GROUP REPORTED ORDINARY PROFIT OF EURO 2,150
                 MILLION, AN ADVANCE OF 43.3% COMPARED TO 2002

                NET DEBT WAS EURO 17,250 MILLION AT THE CLOSE OF
            2003, WHICH IMPLIES A REDUCTION OF EURO 5,497 MILLION OR
                             24.2% COMPARED TO 2002

             LEVERAGE RATIO SIGNIFICANTLY IMPROVED FROM 203% AS OF
               31 DECEMBER, 2002 TO 125% AS OF 31 DECEMBER, 2003.


-- Euro 1,207 million of net profit came from the Spanish electricity business, Euro 84 million from the Latin American business and Euro 52 million from Europe. We would highlight the improvements made in these two businesses since 2002: Euro 365 million and Euro 31 million, respectively.

-- Other businesses, basically telecoms, posted losses of Euro 31 million, though this marks an improvement of Euro 465 million from the year earlier.

-- Total operating income for ENDESA was Euro 3,144 million, an increase of 2.8% over the previous year if we exclude from 2002 the one-off positive impact of the recognition of the deficit in regulated revenues.

-- Operating income in the Spanish electricity business was Euro 1,780 million, an increase of 10.8% from 2002, also excluding this impact.

-- The increase was fuelled by the sharp rise in demand in the company's markets, a better hydro scenario in 2003 vs. 2002, the increase in CCGT electricity generation and higher regulated and deregulated tariffs.

-- Elsewhere in Europe, ENDESA's electricity business made operating profits of Euro 268 million, an increase of 78.7% versus 2002.

-- In Latin America, operating profits were Euro 1,071 million, representing a decline of 15.5% versus the year earlier, exclusively due to the 18% fall in the average exchange rate of local currencies against the Euro. On the other hand, operating profits in dollars (a large part of ENDESA's Latam earnings are USD-referenced) were 1.3% higher, while measured in local currencies they advanced 4%, underscoring the good performance made by this business.

-- ENDESA's shareholders' equity increased by Euro 758 million in 2003 and that of subsidiaries attributable to minority shareholders by Euro 1,770 million. These increases represent 22.5% of shareholders' equity and minority interests as of 31 December, 2002.

-- The reduction in net debt and increase in equity and minority interests led to a sharp improvement in gearing, from 203% as of December 31, 2002 to 125% as of December 31, 2003.

-- In 2003 ENDESA made investments totalling Euro 2,482 million, a decline of 37.4% with respect to the figure for the same period of 2002.

-- This reduction, which was outlined in the 2002-2006 Strategic Plan, was consistent with a sharp rise in capex for the distribution business in Spain; i.e. investment to improve the quality of electricity supply. Specifically, total investment in this business was Euro 781 million, the largest made in this area in the entire industry and 7% more than the investment made in 2002.

-- Lastly, Auna and Smartcom both fared well throughout the year improving their results in 2003. Auna managed to virtually reach breakeven in the second half, while the Chilean operator posted operating cash flow of Euro 19 million.



1    Highlights

ENDESA's net profit in 2003 was Euro 1,312 million, equal to an EPS of Euro
1.24. Both figures were 3.3% higher than in 2002.

Overall, ENDESA recorded ordinary profit of Euro 2,150 million, an increase of 43.3% vs. 2002. This strong growth confirms the sharp improvement made in the quality of its earnings over the last two years.

Another highlight of 2003 was the drastic reduction in net debt made by the company during the year. As of 31 December 2003, debt stood at Euro 17,250 million, which implies a reduction of Euro 5,497 million, or 24.2%, compared to 2002.

The reduction in debt contributed to a marked improvement in the company's gearing ratio, from 203% as of 31 December, 2002 to 125% as of 31 December, 2003.

Euro 1,207 million of ENDESA's net profit was contributed by the group's domestic electricity business. This equates to 92% of company earnings in 2003, making this the group's core business at present.

We would point out that these results were achieved in a year which did not feature huge positive one-off events like 2002, when net profit was flattered by factors such as the capital gain generated by the sale of Viesgo or the recognition of the "tariff deficit".

Regarding the rest of the company's electricity businesses, Euro 84 million corresponded to Latin America, a Euro 365 million improvement over 2002, and Euro 52 million came from its other European businesses vs. Euro 21 million the previous year.

Other businesses, basically telecoms, posted losses of Euro 31 million, though this marked an improvement of Euro 465 million from the year before.

1.1  Operating profit

ENDESA reported total operating profit of Euro 3,144 million. Comparison with 2002 is heavily skewed because, as we have already mentioned, that year saw the recognition of the deficit in regulated revenues, a one-off event that contributed an additional Euro 524 million to operating profit.

Therefore, direct comparison between operating profit in 2002 and 2003 shows a decline of Euro 438 million, which is smaller than the positive impact of the recognition of the regulated revenue deficit.

Recall that the recognition of this deficit is passed on to clients through their electricity supply bills each year until 2010. Accordingly, direct comparisons in operating profit between the two years do not fully reflect ENDESA's underlying performance. However, if the operating profit comparison were based exclusively on the amount billed to customers for electricity supplied during 2003, it would have advanced 2.8% compared to 2002.

1.2  Operating profit by business

Operating profits in the Spanish electricity business were Euro 1,780 million, a decrease of 16.5% on the previous year, but a 10.8% increase if we exclude the impact of the recognition of the deficit in regulated revenues.

This increase was achieved even though results do not include the earnings corresponding to the peninsular transmission network, which was sold to Red Electrica de Espana, S.A. (REE) with effect from January 1, 2003.

The main factors underpinning the positive performance by the Spanish electricity business were:

-- The sharp increase in electricity demand, particularly in the summer months, in Spain as a whole, which, including the Islands, was 6.8%.

-- The larger amount of rainfall in 2003, as a result of which 14.5% of ENDESA's peninsular production was hydro generated, vs. 9.6% in 2002.

-- There was also a significant increase in electricity generation from the new CCGT plants. These accounted for 4.3% of ENDESA's peninsular production in 2003 vs. 2.2% in 2002.

-- The increase in prices charged to end customers, with rises in both ENDESA's regulated tariffs (average increase of 1.65%) and deregulated tariffs (average increase of 7.3%).


Operating profit recorded by the rest of the group's electricity businesses in Europe was Euro 268 million, an increase of 78.7% vs 2002, mostly on the back of rises in the average sales prices and in the amount of electricity sold by ENDESA Italia.

In Latin America, operating profits in 2003 were Euro 1,071 million, representing a decline of Euro 197 million, or 15.5%, vs. 2002.

This decline was due entirely to the performance of the currencies of the Latam countries where ENDESA operates against the euro. The average exchange rates of these currencies against the euro in 2003 was 18% lower than in 2002, and negatively impacted the group's P&L upon conversion.

Nonetheless, Latam currencies were much more stable in 2003, broadly appreciating against the dollar but falling against the euro, so the average exchange rate was lower than in 2002.

Therefore, to better gauge the operating performance of ENDESA's Latam division, it is important to note that measured in dollars (a large part of Latam earnings are USD-referenced) operating profit rose 1.3% in 2003 and measured in local currencies by 4%.

Accordingly, if the current trend of Latam currencies persists and there is greater stability vis-a-vis the euro and the dollar, operating profit from this division will better reflect the underlying performance and the huge earnings and growth potential.

Meanwhile, capitalised costs in ENDESA's Latam business in 2003 were Euro 157 million lower than in 2002.

1.3  Debt reduction

ENDESA reduced its debt by Euro 5,497 million, or 24.2%, in 2003, to Euro 17,250 million.

Shareholders' equity increased by Euro 758 million and that of ENDESA subsidiaries attributable to minority shareholders by Euro 1,770 million. These increases represent 22.5% of shareholders' equity and minority interests as of 31 December, 2002.

The reduction in debt and increase in shareholders' equity and minority interests fed through to a marked improvement in the company's gearing ratio, from 203% as of 31 December, 2002 to 125% as of 31 December, 2003.

After this large reduction of debt and gearing, ENDESA's balance sheet reflects its healthy financial situation. Moreover, ENERSIS's financial restructuring in 2003, coupled with the positive performance of the telecoms stakes, ensures the financial autonomy of these subsidiaries. All of the above means that ENDESA enjoys a sound financial position.

Debt at 31 December, 2003 includes Euro 817 million corresponding to ENDESA's call option on 34% of ENDESA Italia owned by SCH, on which the bank has a put option.

On 22 December 2003, ENDESA and SCH signed an agreement by which ENDESA will effectively obtain the voting rights corresponding to the shares held by SCH in ENDESA Italia, meaning that ENDESA now holds 85% of the voting rights in ENDESA Italia.

Given that this specific situation is not regulated by Spanish GAAP, ENDESA has decided to book the commitments included in this agreement as a liability in its consolidated accounts at 31 December, 2003 in accordance with International Accounting Standards, instead of booking SCH's stake in ENDESA Italia as a "minority interest".

Therefore, in like-for-like terms, in 2003 ENDESA reduced debt by Euro 817 million more than the reported figure.

1.4  Others relevant facts

Financial results in 2003 showed an improvement of Euro 899 million versus 2002.

This improvement was due mainly to the reduction in forex differences, which were turned around from a negative Euro 549 million in 2002, to a positive Euro 383 million in 2003.

In telecoms, Auna and Smartcom both fared well, allowing ENDESA to report an increase of Euro 163 million in equity-consolidated earnings from these companies in 2003 vs 2002.

Lastly, in 2003 the company made extraordinary provisions of Euro 555 million for various contingencies.

Regulation wise in 19 December, 2003, Royal Decree 1747/2003 was passed, regulating the application of the principles established by the Electric Sector Law to the peculiarities of the non-peninsular markets due to the isolation, size and number of their existing electricity systems, of which ENDESA is the main operator.

2    Main transactions in 2003

Throughout 2003, ENDESA made progress in its 2002-2006 Strategic Plan, meeting many of its main targets ahead of schedule.

In fact, several figures analysed previously reflect the progress made, especially in the area of debt-reduction and gearing. This strengthened the company's financial position, which is one of the cornerstones of the Strategic Plan.

The main factors contributing to the improvement in ENDESA's balance sheet were:

-- The Euro 1,500 million issue of preferred shares by ENDESA Capital Finance LLC, which was concluded in March, and various other long-term financing operations which, in addition to considerably extending the average life of the company's debt, also greatly enhanced the liquidity in Spain.

-- The culmination of ENERSIS's and ENDESA Chile's Financial Strengthening Plan, which included measures such as the capital increase made by ENERSIS (this was approved in March and concluded in December, proceeds were US$ 2,104 million and it was 99.9% subscribed, underscoring the degree of confidence of minority shareholders) and the refinancing of US$ 2,330 million of the two companies' debt. Various other financial operations carried out subsequently allowed the early repayment of the entire amount of bank debt renegotiated in May by ENERSIS and US$ 459 million of the debt renegotiated by ENDESA CHILE, lowering the outstanding amount to 38% of the original. This amount should also be fully paid off within the next few weeks.

-- Divestments made or completed in Spain in 2003 (the peninsular transmission network, real estate assets, stake in Repsol, 7% shareholding in Red Electrica de Espana -REE- and MADE Tecnologias Renovables.es) and those made by ENERSIS in Chile (distribution company Rio Maipo, the Canutillar hydroelectric facility, transmission assets in the Norte Grande interconnection system and shareholding in Infraestructuras 2000) totalled Euro 2,409 million.

It should be noted that ENDESA's net profits in 2003 do not include any positive effect from the divestments carried out in Latin America since goodwill has been amortised to the sum corresponding to ENDESA's part of the capital gain realised by ENERSIS.

Meanwhile, ENDESA went to great lengths in 2003 to expand its Spanish generation portfolio and make it more competitive. Under the ordinary regime, 850 MW of new capacity were brought on stream and 246 MW withdrawn, leaving a net increase in installed capacity of 604 MW. In the special regime; i.e. co-generation and renewable energy plants, the net capacity increase was 54 MW.

Among the facilities added in 2003, we would highlight the 400 MW Tarragona combined-cycle plant, the 70 MW steam turbine that completes Son Reus I's combined-cycle facility in the Balearic Islands, with a total capacity of 226 MW, two 70 MW gas turbines of the Son Reus II CCGT, and the two 70 MW gas turbines of the Barranco de Tirajana CCGT (Gran Canary Island).

Also during the year, work continued on repowering ENDESA Italia's thermal station network, with the conversion to combined cycle of the 400 MW groups 1 and 2 at the Ostiglia Power Plant and the conversion to coal of the 330 MW group 3 at the Fiume Santo Power Plant.

Investments in distribution in Spain in 2003 reached Euro 781 million, 7% more than the year before. The bulk of this went to develop new facilities, upgrade existing plants and service applications for supply deriving from the growth of the company's markets, thereby enhancing the quality of its service.

For the latter, another cornerstone of ENDESA's Strategic Plan, the company intends to step up efforts to strengthen its competitive position in the Spanish electricity market as a whole and become the industry benchmark in quality of service. These efforts form the basis of the group's Quality Business Plan (Plan Director de Calidad) for the distribution business and its Customer Services Excellence Plan for the supply business, both of which were designed and rolled out in the fourth quarter of 2003.

Finally, it should be borne in mind that last September ENDESA was included, for the second consecutive year, on the Dow Jones Sustainability World Index (DJSI World), the world's leading index for companies that contribute to the sustainable growth of their respective industries.

3    Changes to the consolidated group

The main changes to the consolidated group in 2003 were:

-- In ENERSIS' capital increase, minority shareholders subscribed to Euro 765 million worth of shares. As a result, ENDESA's stake in ENERSIS fell from 64.97% on 31 December, 2002 to 60.62% on 31 December, 2003. This change affects almost all the stakes held by ENDESA in its Latin American subsidiaries.

-- In the wake of the agreements with SCH regarding its stake in ENDESA Italia mentioned above and applying the accounting criteria laid down by International Accounting Standards, ENDESA's consolidated balance sheet at 31 December, 2003 includes a stake of 85% in ENDESA Italia vs 51% at 31 December 2002. The agreement concerning voting rights was signed on December 22, 2003. Therefore, consolidated results for 2003 reflect a stake of 51% for the whole year.

-- After the sale of ENERSIS's shareholding in Rio Maipo, this company is no longer fully consolidated in ENDESA's 2003 accounts.

-- As a result of the sale of ENDESA's shareholding in Repsol, this company ceased to be consolidated under the equity method at the beginning of 2003.

-- Made Tecnologia Renovables ceased to be consolidated on July 1, 2003 after 100% of the company was sold in the third quarter.

-- From January 1, 2003 ENDESA Gas has been reported on the accounts of ENDESA Red and not ENDESA Diversificacion. For this reason, the results of the regulated gas distribution and supply business will be included under the domestic electricity business instead of under "Other businesses", where it was reported on 2002 accounts.

4    Results analysis

The table below shows the key figures from ENDESA's P&L for 2003 and 2002. It includes the percentage change without factoring in the impact of the recognition of the regulated revenue deficit in 2002, for the reasons explained earlier on in this report.


-----------------------------------------------------------------------------------------------------------
ENDESA key P&L data (Euro million)
-----------------------------------------------------------------------------------------------------------
                                                      2003           2002        % Chg          % Chg (1)
-----------------------------------------------------------------------------------------------------------
Revenue                                             16,239          16,739        -3.0              0.2
-----------------------------------------------------------------------------------------------------------
Operating cash flow                                  4,750           5,278       -10.0            - 0.1
-----------------------------------------------------------------------------------------------------------
Operating profit                                     3,144           3,582       -12.2              2.8
-----------------------------------------------------------------------------------------------------------
Ordinary profit                                      2,150           1,500        43.3            120.3
-----------------------------------------------------------------------------------------------------------
Cash flow                                            3,815           4,285       -11.0              9.2
-----------------------------------------------------------------------------------------------------------

(1) 2002 figures exclude the impact of the recognition of the regulated revenue deficit of Euro 524 million on operating profit and Euro 791 million on cash flow.

4.1  Operating profit

ENDESA's revenues in 2003 totalled Euro 16,239 million, a decrease of 3.0% on the previous year, but a 0.2% increase if we exclude the impact in 2002 of the recognition of the deficit in regulated revenues.

Operating profits were Euro 3,114 million, a 12.2% decrease or a 2.8% increase excluding this impact.

The table below shows the breakdown for ENDESA's markets and businesses by revenue, cash flow, operating cash flow and operating profits.


--------------------------------------------------------------------------------------------------------------------
                                                      Electricity business
                                        Spain       |        Europe        |   Latin America   |      Other
--------------------------------------------------------------------------------------------------------------------
                                  (Euro        %        (Euro        %      (Euro         %      (Euro        %
                                million)    % total   million)    % total   million)   % total   million)  % total
--------------------------------------------------------------------------------------------------------------------
Revenue                           10,574      65.1       1,973       12.2     3,545       21.8       147      0.9
--------------------------------------------------------------------------------------------------------------------
Operating cash flow                2,824      59.5         384        8.1     1,484       31.2        58      1.2
--------------------------------------------------------------------------------------------------------------------
Operating profit                   1,780      56.6         268        8.5     1,071       34.1        25      0.8
--------------------------------------------------------------------------------------------------------------------
Cash flow                          2,019      52.9         352        9.2     1,391       36.5        53      1.4
--------------------------------------------------------------------------------------------------------------------

4.1.1  The Spanish electricity business

Hydro conditions were excellent in 2003, which, despite the strong increase in demand for electricity, left generation wholesale prices below 2002 and in line with levels estimated by the government in the tariff bill.

The level of rainfall, coupled with the 1.65% increase in tariffs in 2003 from 2002 enabled revenues from regulated activities to cover the costs recognised for the system without producing a deficit in revenues. After covering these costs, system revenues allowed for the payment of Euro 123 million of stranded costs (CTCs), of which Euro 61 million corresponded to ENDESA.

Generation and demand in the Iberian peninsular system

Demand for the entire peninsular system in Spain rose 6.6% in 2003 from the previous year.

Ordinary regime electricity generation in 2003 was 5.9% higher than in 2002, while generation under the special regime increased 16% and net imports fell 79.4%.

The table below shows the structure of peninsular electricity generation for ENDESA and the sector as a whole in 2002 and 2003:


       ---------------------------------------------------------------------------------------------------
       Electricity generation structure: ENDESA and the Spanish sector (%)
       ---------------------------------------------------------------------------------------------------
                                                 ENDESA                              Sector
       ---------------------------------------------------------------------------------------------------
                                          2003          2002                    2003         2002
       ---------------------------------------------------------------------------------------------------
       Nuclear                            34.6          36.3                    31.4         33.8
       ---------------------------------------------------------------------------------------------------
       Coal                               44.2          47.5                    37.2         43.1
       ---------------------------------------------------------------------------------------------------
       Hydro                              14.5          10.1                    20.5         12.2
       ---------------------------------------------------------------------------------------------------
       Fuel-gas                            2.4           3.9                     3.2         7.9
       ---------------------------------------------------------------------------------------------------
       CCGT                                4.3           2.2                     7.7         3.0
       ---------------------------------------------------------------------------------------------------
       Total                             100.0         100.00                  100.0        100.0
       ---------------------------------------------------------------------------------------------------


Operating results in ENDESA's electricity business in Spain

ENDESA's Spanish electricity business reported operating profit of Euro 1,780 million in 2003, a decrease of 16.5% versus 2002.

This decrease was due to the sharp rise in wholesale generation prices in 2002 caused by the lower level of rainfall, meaning that revenues obtained in the system through electricity sales to end consumers were not enough to pay this price to generators.

However, also in 2002, the government ensured the recovery of the amounts prepaid by the companies to fund the deficit with future revenues from electricity sales, allowing the utilities' P&Ls to record revenues for the full price billed in the wholesale generation market.

Therefore, revenues recorded by the electric companies in 2002 were much higher than the revenues received from end customers, because of the exceptionally high wholesale generation market price.

Since 2003 wholesale prices were in line with those included in the tariff estimates, operating profit for ENDESA's Spanish electricity business reached levels which corresponds to what the group invoices end customers.

Therefore, in order to analyse the real operating performance of the company's domestic electricity business from revenues billed to end customers, we need to take into account the impact of the additional revenues booked in 2002 from the recognition of the deficit in revenues from regulated activities, which for ENDESA amounted to Euro 524 million.

Stripping out this impact, operating profit in 2003 grew 10.8%. If we also include the impact of the sale of the high-voltage peninsular network, which produced a net increase in costs of Euro 57 million, the rise would be 14.3%.

This was mostly possible thanks to the average 1.65% increase in the regulated tariff in 2003 versus 2002, the 7.3% increase in the average price applied to deregulated clients and unchanged fuel costs, despite the 3.5% rise in electricity output on the Spanish peninsular and islands.

The improvement is also reflected in the comparison of operating profit between 2001 and 2003, when hydro conditions were similar. Excluding the sale of Viesgo and the transmission network, operating profit from this business rose in 2003 and was 9.4% higher than in 2001.

Below we set out a detailed breakdown of ENDESA's electricity operating profits.


Revenues

Revenues from the Spanish electricity business in 2003 were Euro 10,574 million, broken down as follows:


-----------------------------------------------------------------------------------------------------------
                                                Euro million
-----------------------------------------------------------------------------------------------------------
                                                       2003           2002          Change        % Chg
-----------------------------------------------------------------------------------------------------------
Sales                                                   10,214        10,579          (365)        -3.5
-----------------------------------------------------------------------------------------------------------
Technology CTC                                              61            49             12        24.5
-----------------------------------------------------------------------------------------------------------
Coal CTC                                                    66            41             25        61.0
-----------------------------------------------------------------------------------------------------------
Services                                                   233           216             17         7.9
-----------------------------------------------------------------------------------------------------------
TOTAL                                                   10,574        10,885          (311)        -2.9
-----------------------------------------------------------------------------------------------------------


Sales

Sales in the Spanish electricity market were Euro 10,214 million, broken down as follows:

----------------------------------------------------------------------------------------------------------------
                                                                        Euro million
----------------------------------------------------------------------------------------------------------------
                                                               2003         2002          Change        % Chg
----------------------------------------------------------------------------------------------------------------
Peninsular generation                                          3,066         3,739       (673)          -18.0
----------------------------------------------------------------------------------------------------------------
Sales recovered through bills to customers                     3,066         3,215       (149)           -4.6
----------------------------------------------------------------------------------------------------------------
Sales recovered through recognition of deficit                     -           524       (524)            N/A
----------------------------------------------------------------------------------------------------------------
Peninsular distribution                                        4,097         4,306       (209)           -4.9
----------------------------------------------------------------------------------------------------------------
Supply                                                         1,439         1,209        230            19.0
----------------------------------------------------------------------------------------------------------------
Non-peninsular systems                                           980           872        108            12.4
----------------------------------------------------------------------------------------------------------------
Non-peninsular compensation                                      201           204         (3)           -1.5
----------------------------------------------------------------------------------------------------------------
Wholesale bilateral transactions                                 106           121        (15)          -12.4
----------------------------------------------------------------------------------------------------------------
Gas*                                                             176            64        112           175.0
----------------------------------------------------------------------------------------------------------------
Others                                                           149            64         85           132.8
----------------------------------------------------------------------------------------------------------------
TOTAL                                                         10,214        10,579       (365)           -3.5
----------------------------------------------------------------------------------------------------------------

     * After ENDESA Red took over the gas distribution business, gas sales for 2003 include both regulated (Euro 76 million) and deregulated sales, while in 2002 they only included sales on the deregulated market.

In 2003 ENDESA maintained its leadership in all the businesses of the electricity industry in Spain, with a 44.5% market share in distribution, 42.3% in both sales to end customers and wholesale generation market, and 46% in generation in ordinary regime.

Generation
----------

In 2003, ENDESA generated 79,958 GWh of the electricity sold on the wholesale market, representing a rise of 2.3% on 2002. Meanwhile, companies participated by ENDESA operating under the special regime generated 5,548 GWh.
Earnings from this activity are recorded under "Other businesses."

Although ENDESA's output increased 2.3% versus 2002, generation sales on the peninsular fell 18.0% due to 20.6% decline in the average pool price.

The drop in the average price, including capacity payments, to Euro cents 3.61 was due to lower fuel costs resulting from higher rainfall in 2003.

Distribution
------------

ENDESA distributed 80,165 GWh of electricity in the peninsular market in 2003, an increase of 7.8% from 2002. Growth in this market in 2003 was higher than the average increase in total peninsular demand, again underlining that for the most part the company distributes to the fastest-growing markets in the peninsular.

ENDESA's distribution sales fell by Euro 209 million in 2003 from 2002. This decline was due to the lower cost of energy acquired for sale on the back of lower pool prices.

Stripping out the effect of lower energy purchases, the gross distribution margin showed a decrease of just Euro 3 million from 2002, despite the sale of the peninsular transmission network.

Supply
------

In 2003, ENDESA sold 25,295 GWh to clients on the deregulated market, an increase of 11.0% from 2002

This percentage comprises a 7.7% share in areas in which ENDESA acts as distributor and a 22% share in markets operated by other companies, underlining the marked increase in the company's penetration of other markets.

Moreover, sales to end customers elsewhere in Europe with energy generated in Spain rose 38%.

The rise in energy sold, together with the 7.3% increase in the average price, allowed for growth of 19% in sales at this business, to Euro 1,439 million in 2003.

Non-peninsular systems
----------------------

ENDESA's output in non-peninsular systems was 12,389 GWh in 2003, which was 10.3% more than in 2002. Demand rose 9.6% for these systems as a whole.

Thanks to the extensive investment made in new generation facilities in both non-peninsular systems in recent years, the company's current generation capacity is sufficient to meet the rapid increase in demand.

Sales on these markets in the year were Euro 980 million, representing growth of 12.4% from 2002, basically as a result of this rise in demand.

Compensation of Euro 201 million was also received - a figure similar to that recorded in 2002.

CTCs

As we mentioned previously, revenues were sufficient to cover all the system's recognized costs, allowing for the payment of Euro 123 million in stranded costs
(CTC) to companies eligible to receive reimbursement. Of this amount, Euro 61 million corresponded to ENDESA.

Within the system's recognized costs, ENDESA received Euro 63 million in 2003 from the recognition of the deficit in regulated revenues prior to 2003 and Euro 20 million in compensation for the preliminary estimate of the extra costs in non-peninsular systems prior to 2003. Of these amounts, Euro 18 million correspond to financial revenues, recorded as such as in the P&L for 2003. The remainder was booked as a decrease in the current balance of this item.

In December 2003, ENDESA, alongside the rest of the companies enjoying these rights, sold its rights to the regulated revenue deficit prior to 2003, which totalled Euro 610 million, having received Euro 599 million. The difference, deriving from the different discount rate used by purchases and the interest rate recognised in the deficit, is recorded under "Extraordinaries" in the P&L for the year.

As of 31 December 2003, ENDESA's balance sheet shows Euro 116 million corresponding to the preliminary estimate of the extra costs for non-peninsular systems prior to 2003, which it has been recovering with regulated revenues. Once the final figure for these extra costs has been determined, that ENDESA believes it will be higher than this amount, the company will probably sell these rights, like it did with its regulated revenue deficit rights.

Operating costs

The table below shows the breakdown of operating costs for ENDESA's Spanish electricity business in 2003 and 2002.

--------------------------------------------------------------------------------------------------------------
                                                                        Euro million
--------------------------------------------------------------------------------------------------------------
                                                              2003         2002         Change       % Chg
--------------------------------------------------------------------------------------------------------------
Purchases                                                      6,327        6,426          (99)        -1.5
--------------------------------------------------------------------------------------------------------------
  Energy purchases                                             4,297        4,605         (308)        -6.7
--------------------------------------------------------------------------------------------------------------
  Raw materials                                                1,507        1,434            73         5.1
--------------------------------------------------------------------------------------------------------------
  Transmission and other external costs                          523          387           136        35.1
--------------------------------------------------------------------------------------------------------------
Depreciation                                                   1,044        1,074          (30)        -2.8
--------------------------------------------------------------------------------------------------------------
Provisions                                                        35         (22)            57         N/A
--------------------------------------------------------------------------------------------------------------
Personnel                                                        832          825             7         0.9
--------------------------------------------------------------------------------------------------------------
Other operating expenses                                         779          641           138        21.5
--------------------------------------------------------------------------------------------------------------
TOTAL                                                          9,017        8,944            73         0.8
--------------------------------------------------------------------------------------------------------------

Purchases

Purchases in 2003 were Euro 99 million or 1.5% lower than the year before. This was due mainly to the following factors:

     --   Energy purchases were Euro 308 million or 6.7% lower than in 2002.

          This decline occurred despite the rise in energy supplied to final customers, due to the decline in the average generation wholesale price mentioned earlier.

     -- Fuel costs were Euro 18 million or 1.3% higher, though this increase was smaller than the 3.5% growth in total output.

          The higher proportion of hydro-generated electricity versus 2002 offset the rise in production in the peninsular system and in thermal production in the extra-peninsular system stemming from higher demand.

     -- Following the inclusion of ENDESA Gas in ENDESA Red, gas purchases for regulated sales in 2003 were reported under the company's Spanish electricity business and totalled Euro 41 million (they were reported under "Other businesses" in 2002).

     -- Other purchases, mainly gas for the deregulated market, have increased by Euro 14 million.

     -- Electricity transmission costs and other external costs rose by Euro 136 million, mainly due to higher transmission costs caused by the sale of the high-voltage peninsular network. This effect is offset by the positive consequences of the transaction on operating income, so the net effect of this sale is Euro 57 million from 2002.

Personnel expenses

As of 31 December 2003, ENDESA's Spanish electricity business employed 13,651 people, a reduction of 6 with respect to December 31, 2002 after adjusting for the 109 ENDESA Gas employees who, as of December 31, 2002 were reported under "Other businesses".

In 2003, personnel expenses totalled Euro 832 million, an increase of 0.9% on 2002.

This increase was partly due to the inclusion of ENDESA Gas's personnel expenses on Spanish electricity accounts in 2003, after it was integrated into ENDESA Red.

Other operating expenses

Other operating expenses totalled Euro 779 million in 2003, an increase of Euro 138 million with respect to 2002.

This rise was due mainly to the following factors:

     -- Expenses for CCGTs, gas distribution and the servicing of new retail customers joining the deregulated market. These totalled Euro 28 million.

     -- Expenses required to carry out activities that lead to an increase of Euro 30 million in "Other operating revenues".

     -- The Euro 33 million increase in tax, mainly due to the public thoroughfare levy.

     -- The Euro 38 million increase in repairs and maintenance due mainly to plans aimed at boosting the distribution network's efficiency.

     --   A Euro 6 million increase in insurance premiums.

4.1.2  The electricity business in Europe

Operating profits recorded by the European electricity business stood at Euro 268 million in 2003, an increase of 78.7% from 2002. Both 2002 and 2003 figures correspond almost entirely to ENDESA Italia.

Bilateral wholesale transactions in Europe, where results were neutral, are included under sales and electricity purchases.

ENDESA Italia

The Italian company made operating profits of Euro 277 million, a rise of 69.9% from the year earlier. The table below shows changes in ENDESA Italia's operating profits over the two years.


-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                              Euro million
-----------------------------------------------------------------------------------------------------------
                                                   2003            2002          Change         Chg %
-----------------------------------------------------------------------------------------------------------
Revenue                                            1,242          1,108            134           12.1
-----------------------------------------------------------------------------------------------------------
Other revenue                                         61             15             46          306.7
-----------------------------------------------------------------------------------------------------------
Energy purchases                                    (79)              -           (79)            N/A
-----------------------------------------------------------------------------------------------------------
Raw materials                                      (662)          (703)             41           -5.8
-----------------------------------------------------------------------------------------------------------
Electricity transmission costs                       (5)              -            (5)            N/A
-----------------------------------------------------------------------------------------------------------
Personnel expenses                                  (67)           (72)              5           -6.9
-----------------------------------------------------------------------------------------------------------
Depreciation                                       (116)          (113)            (3)            2.7
-----------------------------------------------------------------------------------------------------------
Other expenses                                      (97)           (72)           (25)           34.7
-----------------------------------------------------------------------------------------------------------
Operating profit                                     277            163            114           69.9
-----------------------------------------------------------------------------------------------------------

ENDESA Italia's revenue was 12.1% higher in 2003 than 2002, due to a 4.8% increase in electricity sold and a 7% rise in the average sale price.

The company sold 18,977 GWh of electricity in the year, of which 1,110 GWh were purchased from third parties for a cost of Euro 79 million. ENDESA Italia generated 17,867 GWh, 1.8% more than in 2002. This increase in output was the result of a 394 GWh rise in hydro production and a 78 GWh decline in thermal-fired electricity, in the latter case mostly to repower plants. Fuel costs fell 5.8% thanks to this decrease in thermal production.

ENDESA Italia's operating revenues in 2003 include the effect of the cancellation of the so-called "hydro penalty" (Euro 24 million) from January 1, 2002, which was agreed by the Italian authorities in 2003.

In short, figures for ENDESA Italia in 2003 reflect a better performance than that envisaged in its business plan.

4.1.3 The Latin American electricity business

Generation and demand

Compared to 2002, electricity demand increased significantly in 2003 in the Latin American countries where ENDESA operates.

This growth has coincided with the first signs that the region is recovering from the economic crisis of 2002 and indicates that ENDESA's Latin American electricity business is in shape to see solid improvement when the rebound fully takes hold.

The table below shows the generation and distribution figures of ENDESA's Latin American subsidiaries in 2003 versus 2002. The increase in power generated and distributed confirm the economic recovery in the region and contrast with the decline in energy generated in 2002 from 2001.


-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                            2003               % Chg 2002              2003              % Chg 2002
-----------------------------------------------------------------------------------------------------------
Chile                         16,524               1.5                  10,518              6.3*
-----------------------------------------------------------------------------------------------------------
Colombia                      10,794               0.9                   9,254               2.5
-----------------------------------------------------------------------------------------------------------
Argentina                     11,208              30.3                  12,656               4.1
-----------------------------------------------------------------------------------------------------------
Brazil                         3,271              21.0                  13,130               3.8
-----------------------------------------------------------------------------------------------------------
Peru                           4,683               6.2                   3,968               2.5
-----------------------------------------------------------------------------------------------------------
TOTAL                         46,480               8.9                  49,526               4.0
-----------------------------------------------------------------------------------------------------------

     * 22% increase if the effect of Rio Maipo distribution company, sold in 2003, is stripped out.

Performance of key economic variables

Despite the signs of recovery, economic results recorded by ENDESA's Latin American electricity businesses in 2003 still show the impact of currency depreciation versus the euro in 2002, which ranged from 9.4% for the Argentine peso to 26.7% for the Colombian peso. Latam currencies depreciated an average of 18%.

However, measured in local currencies and in US$, to which the bulk of revenues from this business are linked, a much steadier earnings performance is revealed. Operating profits in the Latin American electricity business were Euro 1,071 million in 2003, a fall of 15.5% versus the same period the year before. Conversely, they increased 4.0% in local currency terms and 1.3% in US$.

Also important was the Euro 157 million decline in capitalized expenses in 2003 from 2002, a 12.4% of the operating profit recorded in 2002 and the operating profit of Euro 36 million produced in 2002 by the assets sold in 2003.

As a summary, the evolution in the operating profit from Latin American business is explained by Euro 244 million growth due to the evolution of the businesses (19.2% of the operating profit obtained in 2002) and by a decrease of Euro 36 million as a consequence of the change to the consolidated group, lower capitalized expenses that amounted to Euro 157 million and by Euro 248 million due to lower average foreign exchange.

The table below sets out the operating cash flow and operating profit of ENDESA's Latin American electricity business, broken down by activity:

-----------------------------------------------------------------------------------------------------------
                                                                 Euro Million
-----------------------------------------------------------------------------------------------------------
                                            Operating cash flow                  Operating profit
-----------------------------------------------------------------------------------------------------------
                                        2003       2002        % Chg        2003        2002       % Chg
-----------------------------------------------------------------------------------------------------------
Generation                              745         858        -13.2        542          627       -13.6
-----------------------------------------------------------------------------------------------------------
Distrib. and transmission               762         887        -14.1        556          658       -15.5
-----------------------------------------------------------------------------------------------------------
Others (*)                              (23)       (10)         N/A         (27)        (17)        N/A
-----------------------------------------------------------------------------------------------------------
Total                                  1,484       1,735       -14.5       1,071        1,268      -15.5
-----------------------------------------------------------------------------------------------------------

     (*) 2002 figures include distributor Rio Maipo but 2003 figures do not as the distributor was sold in the first half of 2003.


The following table shows the operating cash flow and operating profit of Latin American power generation and distribution firms in 2003 and 2002, broken down by the countries where ENDESA operates through fully consolidated subsidiaries.


--------------------------------------------------------------------------------------------------------------
                                                Operating cash flow                   Operating profit

--------------------------------------------------------------------------------------------------------------
                                             2003       2002       % Chg       2003       2002       % Chg
--------------------------------------------------------------------------------------------------------------
Generation
--------------------------------------------------------------------------------------------------------------
Chile                                         260        375       -30.7        172         281      -38.8
--------------------------------------------------------------------------------------------------------------
Colombia                                      185        179         3.4        143         124       15.3
--------------------------------------------------------------------------------------------------------------
Brazil                                         33         50       -34.0         26          40      -35.0
--------------------------------------------------------------------------------------------------------------
Peru                                          144        158        -8.9        105         118      -11.0
--------------------------------------------------------------------------------------------------------------
Argentina                                     123         96        28.1         96          64       50.0
--------------------------------------------------------------------------------------------------------------
TOTAL Generation                              745        858       -13.2        542         627      -13.6
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Distribution and Transmission
--------------------------------------------------------------------------------------------------------------
Chile                                         148        170       -12.9        131         150      -12.7
--------------------------------------------------------------------------------------------------------------
Colombia                                      138        133         3.8         75          56       33.9
--------------------------------------------------------------------------------------------------------------
Brazil - Distribution                         176        225       -21.8        125         166      -24.7
--------------------------------------------------------------------------------------------------------------
Brazil - Transmission                         145        188       -22.9        129         177      -27.1
--------------------------------------------------------------------------------------------------------------
Peru                                           69         85       -18.8         42          55      -23.6
--------------------------------------------------------------------------------------------------------------
Argentina - Distribution                       71         80       -11.3         44          49      -10.2
--------------------------------------------------------------------------------------------------------------
2.       Argentina - Transmission              15          6       150.0         10           5        100
--------------------------------------------------------------------------------------------------------------
TOTAL Distrib. and Transmission               762        887       -14.1        556         658      -15.5
--------------------------------------------------------------------------------------------------------------

The main factors underpinning the operating performance shown above were:

Chile

Operating profit from in the Chilean generation business totalled Euro 172 million, a 38.8% decrease from the year earlier. Of this decline, 11.7% corresponded to the Chilean peso's depreciation against the euro. Stripping out this impact, operating profit was only Euro 76 million less.

The decline was due to a Euro 64 million drop in capitalised forex differences relating to the construction of the Ralco hydroelectric plant and prompted by the Chilean peso's appreciation against the US$ in 2003 after its depreciation in 2002 and to the sale of Canutillar hydro power plant of 172 MW.

Meanwhile, Euro 11 million were allocated to depreciation and amortization, offsetting gross margin growth in this business caused by the 1.5% increase in output and the 7.5% rise in average prices.

Operating profit in the Chilean distribution business totalled Euro 131 million, a 12.7% decrease from the year earlier. However, stripping out the forex effect, operating profit advanced 5.9%, reflecting a solid earnings performance by Chilean distribution.

Colombia

The Colombian operations performed extremely well, driven primarily by the impact of the Colombian peso's depreciation against the US$ on energy selling prices.

Operating income in Colombian generation reached Euro 143 million, an increase of 15.3% from 2002 despite the peso's devaluation vis-a-vis the euro, which had a negative impact to the tune of 26.7%. Virtually the entire increase is due to the higher average selling price.

The distribution business in Colombia also performed well, with operating profit rising 33.9% from the year earlier to Euro 75 million or 161.5% if we strip the impact of the peso's depreciation against the euro.

As in the generation business, the improvement was underpinned by a 33.5% increase in revenues in local currency thanks to 2.5% growth in energy sales and a 30.6% hike in average selling prices.

Brazil

The Brazilian generation business recorded operating profit of Euro 26 million, Euro 14 million less than in 2002, which equates to 35% of 2002 operating profit.

Of this decline, Euro 6 million was due to the fluctuation in the real's exchange rate against the euro. Excluding the forex impact, operating profit was Euro 8 million lower, due to the fall in revenues temporarily recorded pursuant to the Precautionary Measures ordered by the Brazilian courts stemming from CELG's lawsuit over the contract with Cachoeira Dourada. We would point out that although the Precautionary Measure provides that the contract will be provisionally paid up for a smaller amount than that established, the court has forced CELG to provide guarantees for the full amount laid down in the contract.

Operating profit from the Brazilian distribution business totalled Euro 125 million, a 24.7% decrease from the year earlier.

The real's fall against the euro caused an 18.2% decline. Measured in local currency, operating profit was Euro 11 million or 8% lower than in 2002. This was due exclusively to the Euro 12 million increase in provisions recorded by the Brazilian distributors. The 20% increase in average prices absorbed the increases in both the cost of energy acquired for sale and in operating expenses.

Finally, CIEN obtained Euro 129 million in operating profit from transmission, Euro 48 million less than in 2002. The decrease was due to the capitalisation of costs in 2002 (mostly forex differences) for the construction of a second line for Euro 89 million. Excluding this impact, operating profit would have risen by Euro 41 million, which shows that the second line was on stream throughout all of 2003. Brazilian operating profit in 2003 shows the effect of CIEN's renegotiation of its power supply contract with COPEL.

Peru

Operating profit from the generation business in Peru totalled Euro 105 million, an 11% decrease from the year earlier.

Euro 19 million of the decrease was caused by forex changes. Excluding this effect, operating profit would have increased by Euro 6 million or 6.2% from 2002.

This is the result of a Euro 14 million increase in gross margin, in part offset by a Euro 6 million higher depreciation charge. The increase in the gross margin derived largely from the 6.2% increase in output.

Operating profit from Brazilian distribution totalled Euro 42 million, a Euro 13 million decrease from the year before.

Stripping out the forex impact, operating profit fell Euro 5 million or 11.3% from 2002, owing to a larger rise in prices paid to acquire energy from generators than in the price billed to end customers in the distribution activity.

Argentina

The Argentine business recorded a 50% rise in operating profits in 2003 from 2002, to Euro 96 million.

This increase occurred despite the 9.4% fall in the Argentine peso's average exchange rate against the euro between 2003 and 2002, thanks to the 30% increase in production and higher prices in euros, as a large portion of sales in this business are denominated in US$.

In distribution, operating profit in Argentina totalled Euro 44 million, 10.2% lower than in 2002. The decrease was due entirely to fluctuations in exchange rates. Measured in local currency, operating profit was broadly unchanged from 2002, as the increase in costs in local currency was offset by the growth of energy supplied and of prices, 4% in both cases, and the impact of the currency depreciation was not recovered.

4.2  Financial results

ENDESA reported financial losses of Euro 735 million in 2003, an improvement of Euro 899 million on the figure obtained in 2002.


This breaks down as follows:


-----------------------------------------------------------------------------------------------------------
                                                                     Euro million
-----------------------------------------------------------------------------------------------------------
                                                       2003          2002          Change         % Chg
-----------------------------------------------------------------------------------------------------------
Financial expenses                                    (1,484)      (1,499)              15         -1.0
-----------------------------------------------------------------------------------------------------------
Financial revenues                                        261          260               1          0.4
-----------------------------------------------------------------------------------------------------------
Net financial expenses                                (1,223)      (1,239)              16         -1.3
-----------------------------------------------------------------------------------------------------------
Foreign exchange differences                              383        (549)             932          N/A
-----------------------------------------------------------------------------------------------------------
Monetary correction                                       110          163            (53)        -32.5
-----------------------------------------------------------------------------------------------------------
Change in provisions                                      (5)          (9)               4         44.4
-----------------------------------------------------------------------------------------------------------
Total financial result                                  (735)      (1,634)             899         55.0
-----------------------------------------------------------------------------------------------------------


4.2.1  Debt reduction

ENDESA reduced its debt by Euro 5,497 million in 2003 to Euro 17,250 as of 31 December, 2003.

This reduction was the result of:

-- Transactions made in the period, which reduced the total debt by Euro 2,736 million. Section 6 of this Note details the sources and applications of funds giving rise to this change.

-- The issue of preference shares for Euro 1,500 million by ENDESA Capital Finance LLC represented a fund inflow of Euro 1,388 million.

-- Minority shareholders subscribed to Euro 765 million in ENERSIS's capital increase, which increased the company's equity while taking the same amount off its debt.

-- Exchange-rate fluctuations versus the euro in countries where consolidated companies hold debt reduced book debt by Euro 1,125 million.

-- A reduction of Euro 300 million corresponding to debt held by divested companies.

-- The inclusion of Euro 817 million corresponding to ENDESA's call option on 34% of ENDESA Italia owned by SCH and on which the bank has a put option.

     Pursuant to the agreement signed on 22 December 2003 with respect to the voting rights of these shares, giving ENDESA 85% control of ENDESA Italia's voting stock, ENDESA has decided to record the operation as a liability in the consolidated balance sheet rather than booking the SCH stake in ENDESA Italia as minority interests. This follows International Accounting Standards criteria, due to the lack of regulation governing this type of operation in Spanish GAAP.

The debt reduction and increase in equity in the year prompted a significant improvement in the company's gearing. Specifically, debt to equity plus minorities fell by 78 points, from 203% at the close of 2002 to 125% on 31 December 2003. Even considering the preferred shares issued in March 2003 as debt, gearing fell to 153% at the end of 2003, a significant improvement from the year earlier, leaving ENDESA with a solid balance sheet.

4.2.2  Net financial expenses

ENDESA's total debt had an average cost of 5.17% in 2003. The cost of its debt ex ENERSIS was 4.30%.

Net financial expenses totalled Euro 1,223 million, Euro 16 million lower than in 2002.

Financial expenses in 2003 include Euro 68 million in one-off charges and amortization related to the early cancellation of debt, mostly in Latin America deriving from the financial restructuring of the group in 2003.

Stripping out these exceptions, net financial expenses would have declined by Euro 84 million from 2002.

The table below gives a breakdown of debt by business area and its average costs at 31 December 2003:

-----------------------------------------------------------------------------------------------------------
                                                       Debt             Chg % % Chg vs 31   Average cost
                                                    at 31 Dec 03            Dec--02             2003
-----------------------------------------------------------------------------------------------------------
Spanish electricity business                           6,429                -31.6               4.59
-----------------------------------------------------------------------------------------------------------
The Latin American electricity business                6,560                -31.7               6.79
-----------------------------------------------------------------------------------------------------------
    ENERSIS                                            4,630                -33.7               7.76
-----------------------------------------------------------------------------------------------------------
    Others                                             1,930                -26.2               4.57
-----------------------------------------------------------------------------------------------------------
European electricity business                          2,437                 49.8               2.96
-----------------------------------------------------------------------------------------------------------
Other                                                  1,824                -14.3               4.13
-----------------------------------------------------------------------------------------------------------
TOTAL                                                 17,250                -24.2               5.17
-----------------------------------------------------------------------------------------------------------

4.2.3  Foreign exchange differences

Net forex differences in 2003 produced a gain of Euro 383 million. Of this amount, Euro 108 million was due to differences arising on the cancellation of the US$ 825 million debt held by ENDESA in Spain and its replacement by debt in euros.

A further Euro 76 million in positive forex differences was produced by the Argentine peso's 13.8% appreciation against the US dollar in the period. However, ENDESA has not counted the forex gains of Argentine affiliates towards earnings, but, following prudent accounting policies, instead included them under provisions.

4.3  Equity income

Earnings from equity-consolidated companies attributable to ENDESA stood at Euro 30 million, compared with losses of Euro 93 million in 2002.

This was achieved despite the company's disposal of its stake in Repsol and its 7% of Red Electrica, thanks to Euro 163 million less in reported losses from Auna and Smartcom - totalling Euro 50 million versus Euro 213 million in 2002.

AUNA's strong performance led to a sharp improvement in its contribution to ENDESA. This went from Euro 160 million of losses in 2002 to Euro 16 million in 2003. What's more, the company virtually reached break even in the second half of 2003.

By 31 December 2003, Auna had 8,160,000 mobile phone clients (1,700,000 more than at 31 December 2002) and increased its market share to 21.9% from 18.6% on 31 December 2002. It also had 636,524 cable network clients.

Meanwhile, Chilean mobile operator Smartcom posted positive operating cash flow (EBITDA) of Euro 19 million. ENDESA's share in these losses fell from Euro 53 million in 2002 to Euro 34 million in 2003.

The Chilean company had 1,170,000 clients on 31 December 2003, 23.7% more than at the end of 2002, giving it a market share of 16.5%.

4.4  Extraordinaries

ENDESA posted extraordinaries of Euro 277 million in 2003. The main items making up this balance were:

-- The Euro 543 million capital gain from the sale of the peninsular transmission network. The capital gain was Euro 29 million higher than initially announced after a thorough review of the assets sold and their corresponding book values.

-- The Euro 154 million capital gain from the sale of several Spanish real estate assets.

-- The Euro 44 million capital gain from the sale of the 7% shareholding in Red Electrica de Espana.

--   The  Euro 13  million  capital  gain  form  the  sale  of MADE  Tecnologias
     Renovables.

--   The Euro 8 million capital loss on the sale of its Repsol stake.

-- The Euro 110 million capital gain raised by ENERSIS on the sale of Rio Maipo. Note that goodwill was amortised with the part of this gain corresponding to ENDESA's 65% stake in ENERSIS at the time of the sale; i.e. Euro 71 million, by netting it under extraordinaries. The remainder, corresponding to minority shareholders, has been taken to the minority interests account. Consequently, the Rio Maipo sale has had no effect on ENDESA's net profit.

-- Net provisions of Euro 555 million were allocated. Of this amount, Euro 336 million corresponded to the Spanish electricity business and Euro 167 million to the Latin American electricity business.

-- Provisions for the electricity business in Spain include a Euro 177 charge to cover the higher redundancy costs for employees included in the headcount reduction plan (mostly due to the earlier-than-scheduled termination date for these employees) and to a higher-than-expected real inflation rate. The remaining provisions include Euro 115 million to cover litigation risk or risk deriving from pending lawsuits from third parties and Euro 41 million to cover future expenses for extraordinary repairs and the restructuring of facilities.

-- Provisions for the Latin American electricity business include Euro 109 million for litigation risk and claims made by third parties in Brazil, and a Euro 36 million charge to cover investments in Argentina, on top of the Euro 145 million write-off made in 2002.

     This charge stems from the increase in equity in 2003 at ENDESA's Argentine subsidiaries, due largely to the favourable performance of the peso, which reflects ENDESA's decision to maintain its local investments valued at zero for reasons of accounting prudence, alongside its proportional share of loans held in the country both directly and indirectly.

5    Information by business line

The table below shows ENDESA's main P&L and balance sheet figures as of 31 December 2003, with a breakdown by business line.

--------------------------------------------------------------------------------------------------------------------
                                                                         Euro million
--------------------------------------------------------------------------------------------------------------------
                                              Revenue         Operating profit     Net profit      Fixed tangible
                                                                                                       assets
--------------------------------------------------------------------------------------------------------------------
Generation                                      4,148              1,093                482            8,217
--------------------------------------------------------------------------------------------------------------------
Distribution                                    5,493                586                701            6,746
--------------------------------------------------------------------------------------------------------------------
Supply                                          1,594                 77                 61                7
--------------------------------------------------------------------------------------------------------------------
Latin America                                   3,545              1,071                 84            8,575
--------------------------------------------------------------------------------------------------------------------
Europe                                          1,973                268                 52            2,605
--------------------------------------------------------------------------------------------------------------------
Other                                             147                 25               (31)              401
--------------------------------------------------------------------------------------------------------------------
Services                                          256                 21                  6               64
--------------------------------------------------------------------------------------------------------------------
Corporate structure                               238                  3               (43)               12
--------------------------------------------------------------------------------------------------------------------

6    Cash flow and investments

Cash flow from operations came to Euro 3,815 million in 2003, an 11% decline from the year before.

However, if we exclude the one-off impact of the recognition of the regulated revenue deficit in 2002, cash flow would have increased by 9.2%.

Cash flow in 2003 covered all of the company's Euro 2,482 million of investments; the payment of Euro 723 million to ENDESA shareholders as a dividend on 2002 earnings; Euro 143 million in dividends paid to minority shareholders in its subsidiaries; and the payment of provisioned obligations totalling Euro 457 million, basically relating to headcount force reduction plans.

The Euro 2,409 million divestments in 2003 can be broken down as follows:



--------------------------------------------------------------------------------------
                                                                   Euro million
--------------------------------------------------------------------------------------
Peninsular transmission network                                        957
--------------------------------------------------------------------------------------
Repsol                                                                 504
--------------------------------------------------------------------------------------
Real estate assets in Spain                                            411
--------------------------------------------------------------------------------------
Red Electrica de Espana                                                102
--------------------------------------------------------------------------------------
Rio Maipo                                                              153
--------------------------------------------------------------------------------------
Canutillar power plant                                                 156
--------------------------------------------------------------------------------------
Infraestructura 2000                                                    49
--------------------------------------------------------------------------------------
Latin American transmission assets                                      26
--------------------------------------------------------------------------------------
MADE Tecnologias Renovables                                             25
--------------------------------------------------------------------------------------
Others                                                                  26
--------------------------------------------------------------------------------------
TOTAL                                                                2,409
--------------------------------------------------------------------------------------

Of this amount, Euro 535 million was received as an advance payment in 2002, while the Euro 49 million from the sale of Infraestructura 2000 in Chile will be collected in 2004.

Total investments in 2003 were Euro 2,482 million, as stated above.

This is 37.4% less than the outlays made in 2002, in keeping with the goals set out in ENDESA's 2002-2006 Strategic Plan.

The breakdown of total investments in 2003 is as follows:

---------------------------------------------------------------------------------------------------------------
                                                                                      Euro million
---------------------------------------------------------------------------------------------------------------
                                                                              2003        2002        Chg %
                                                                                                        %
---------------------------------------------------------------------------------------------------------------
Tangibles                                                                    2,182       2,372        -8.0
---------------------------------------------------------------------------------------------------------------
Intangibles                                                                     84          98       -14.3
---------------------------------------------------------------------------------------------------------------
Financial                                                                      197       1,366         N/A
---------------------------------------------------------------------------------------------------------------
Acquisition of shares in consolidated companies                                 19         127         N/A
---------------------------------------------------------------------------------------------------------------
Total investments                                                            2,482       3,963       -37.4
---------------------------------------------------------------------------------------------------------------

The following table gives a breakdown of tangible investments by business line:

---------------------------------------------------------------------------------------------------------
                                                            Euro million
                                     Electricity business                        Other        Total
---------------------------------------------------------------------------------------------------------
                            Spain        Latin America      Europe
---------------------------------------------------------------------------------------------------------
Generation                   524                 232         368                   57         1,181
---------------------------------------------------------------------------------------------------------
Distribution                 704                 205           -                    -           909
---------------------------------------------------------------------------------------------------------
Others                        69                  18           1                    4            92
---------------------------------------------------------------------------------------------------------
Total                      1,297                 455         369                   61         2,182
---------------------------------------------------------------------------------------------------------

Also in line with the 2002-2006 Strategic Plan, total investment in distribution in Spain, including tangible fixed assets and investment in buildings, systems and other elements required to carry out operations, stood at Euro 781 million, an increase of 7% on 2002.

This was the largest investment in electricity distribution by any company in Spain in 2003.

In 2003, ENDESA completed the construction of the following generation facilities: the Tarragona combined-cycle plant (400 MW); the 70 MW steam turbine that completes the Son Reus I combined-cycle facility in the Balearic Islands, with a total capacity of 226 MW; two 70 MW gas turbines for the Son Reus II CCGT plant; two 70 MW gas turbines for the Barranco de Tirajana combined-cycle plant (Gran Canary Island); two 25 MW gas turbines in Arona (Tenerife); a 12 MW diesel group for the Melilla power plant; 74 MW in new wind farms and 16 MW in biomass facilities. The company also approved plans to convert its 1,400 MW As Pontes station (La Coruna), so it can operate with imported coal.

Additionally, work continued on repowering ENDESA Italia's thermal station network. In September, the conversion to combined cycle of the 400 MW groups 1 and 2 at the Ostiglia Power Plant and the conversion to coal of the 330 MW group 3 at the Fiume Santo Power Plant (10 MW more that before the conversion) were completed.

7    Financial operations

As we highlighted earlier, in 2003 ENDESA issued preferred shares for Euro 1,500 million through ENDESA Capital Finance LLC, together with various long-term financial transactions (totalling Euro 2,250 million and with an average life of 6.2 years).

These long-term financing transactions significantly increased ENDESA's cash position in Spain (to Euro 4,815 million as of 31 December 2003) and comprised Euro 3,742 million in long-term undrawn credit lines and Euro 1,073 million in cash and equivalents. This fully covers the debt maturities in 2004 and 2005.

During the year, ENDESA extended the terms of its long-term credit facilities for two additional years and signed new agreements for Euro 950 million. Most of these mature in 2008 and 2009.

Additionally, ENDESA Italia took out a three-year Euro 500 million syndicated loan and a 10-year Euro 250 million secured loan with the European Investment Bank.

In Latin America, after completing the refinancing of their bank debt for an amount of US$ 2,230 million, ENERSIS and ENDESA Chile carried out new operations worth US$ 1,658 million. These comprised: two bonds issues made by ENDESA Chile in the US market of US$ 400 and US$ 200 million with maturity of 10 and 12 years, respectively; a 10-year bond issue in the US market of US$ 350 million made by ENERSIS; two local bond issues of UF 7 million each (total US$ 208 million) and maturity of 7 and 25 years, respectively; and a syndicated loan taken out by ENERSIS for US$ 500 million with an average life of 3.75 years.

Part of these funds, together with ENERSIS's capital increase, proceeds from asset sales and the cash flow generated, allowed the early repayment of the entire amount of bank debt renegotiated in May by ENERSIS and US$ 459 million of debt renegotiated by ENDESA Chile, lowering the outstanding amount to 38% of the original.

As of 31 December 2003, the group's Latin American subsidiaries held cash of Euro 474 million.























For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200

http://www.endesa.es
--------------------

                          ENDESA S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  AS OF 31 DECEMBER 2003 AND 31 DECEMBER, 2002
                                   (Unaudited)

                                                          --------------------------------------------------------------
                                                                                   Euro Million
                                                          --------------------------------------------------------------
ASSETS                                                      DEC 31 '03       Dec 31'02              Variation
                                                          --------------- --------------- ------------------------------
Utility plant and intangible assets                               27,502          28,259            (757)         -2.68%
Financial investments                                              6,176           7,533          (1,357)        -18.01%
Goodwill                                                           4,584           4,970            (386)         -7.77%
Deferred charges                                                     677             538             139          25.84%
Current assets                                                     7,108           6,876             232           3.37%
TOTAL                                                             46,047          48,176          (2,129)         -4.42%
                                                          ---------------


                                                          --------------------------------------------------------------
STOCKHOLDERS' EQUITY                                                               Euro Million
                                                          --------------------------------------------------------------
AND LIABILITIES                                             DEC 31 '03       Dec 31'02              Variation
                                                          --------------- --------------- ------------------------------
Stockholder's equity                                               8,801           8,043             758           9.42%
  Subscribed capital stock                                         1,271           1,271                           0.00%
  Reserves                                                         9,250           8,728             522           5.98%
  FX translation differences                                      (3,032)         (3,226)            194           6.01%
  Income allocable to the controlling company                      1,312           1,270              42           3.31%
Minority interests                                                 4,945           3,175           1,770          55.75%
Negative goodwill                                                     13              13                           0.00%
Deferred revenues                                                  1,512           1,356             156          11.50%
Provisions for contingencies and expenses                          4,502           4,221             281           6.66%
Long term debt                                                    17,582          19,786          (2,204)        -11.14%
Current liabilities                                                8,692          11,582          (2,890)        -24.95%
TOTAL                                                             46,047          48,176          (2,129)         -4.42%
                                                          ---------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
                                   (Unaudited)


                                                            --------------------------------------------------
                                                                               Euro Million
                                                            --------------------------------------------------
                                                             DEC 31 '03     Dec 31'02         Variation
                                                            ------------- ------------- ----------------------
OPERATING REVENUES                                                16,644        17,238        (594)     -3.45%
  Sales                                                           16,239        16,739        (500)     -2.99%
  Capitalized expenses                                               161           320        (159)    -49.69%
  Other operating revenues                                           244           179          65      36.31%

OPERATING EXPENSES                                                13,500        13,656        (156)     -1.14%
  Purchases                                                        9,309         9,425        (116)     -1.23%
    Electricity purchased                                          6,085         6,221        (136)     -2.19%
    Raw materials and other supplies                               2,409         2,461         (52)     -2.11%
    Power transmission and other external expenses                   815           743          72       9.69%
  Personnel expenses                                               1,186         1,251         (65)     -5.20%
  Depreciation and amortization                                    1,606         1,696         (90)     -5.31%
  Change in operating provisions                                      57             2          55    2750.00%
  Other operating expenses                                         1,342         1,282          60       4.68%

OPERATING INCOME                                                   3,144         3,582        (438)    -12.23%

FINANCIAL REVENUES                                                   915           651         264      40.55%
  Financial revenues                                                 261           260           1       0.38%
  Foreign exchange gains                                             544           228         316     138.60%
  Monetary adjustments                                               110           163         (53)    -32.52%

FINANCIAL EXPENSES                                                 1,650         2,285        (635)    -27.79%
  Financial expenses                                               1,484         1,499         (15)     -1.00%
  Change in provisions for financial investments                       5             9          (4)    -44.44%
  Foreign exchange losses                                            161           777        (616)    -79.28%

FINANCIAL INCOME (LOSS)                                             (735)       (1,634)        899      55.02%

  Equity in the income (loss)  of companies carried by the
   equity method                                                      30           (93)        123     132.26%
  Amortization of goodwill and reverse negative goodwill            (289)         (355)         66     -18.59%
ORDINARY INCOME (LOSS)                                             2,150         1,500         650      43.33%

NONOPERATING INCOME (LOSS)                                           277            71         206     290.14%

CONSOLIDATED INCOME BEFORE INCOME TAXES                            2,427         1,571         856      54.49%
  Income taxes                                                       550           437         113      25.86%

CONSOLIDATED INCOME FOR THE YEAR                                   1,877         1,134         743      65.52%
  Income allocated to minority interests                             565          (136)        701     515.44%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY           1,312         1,270          42       3.31%
  Net income per share (expressed in euros)                         1.24          1.20        0.04       3.31%
                                                            -------------

                                                            -------------
Cash flow                                                          3,815         4,285        (470)    -10.97%
EBITDA                                                             4,750         5,278        (528)    -10.00%
                                                            -------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                BY BUSINESS LINES
                     FOR THE PERIOD ENDED DECEMBER 31, 2003
                                   (Unaudited)



                                          Amounts in Euro Million

                                                          DOMESTIC      LATAM        EUROPE       OTHER
                                                        ELECTRICITY  ELECTRICITY  ELECTRICITY   BUSINESSES
 ------------------------------------------------------ ------------ ------------ ------------ ------------
 OPERATING REVENUES                                          10,797        3,623        2,037          187
   Sales                                                     10,574        3,545        1,973          147
   Capitalized expenses                                         127                        19           15
   Other operating revenues                                      96           78           45           25

 OPERATING EXPENSES                                           9,017        2,552        1,769          162
   Purchases                                                  6,327        1,436        1,469           77
     Electricity purchased                                    4,297        1,006          782
     Raw materials and other supplies                         1,507          178          679           45
     Power transmission and other external expenses             523          252            8           32
   Personnel expenses                                           832          260           78           16
   Depreciation and amortization                              1,044          413          116           33
   Change in operating provisions                                35           20                         2
   Other operating expenses                                     779          423          106           34

 OPERATING INCOME                                             1,780        1,071          268           25

 FINANCIAL REVENUES                                             157          680            6           72
   Financial revenues                                           114          137            3            7
   Foreign exchange gains                                        43          433            3           65
   Monetary adjustments                                                      110

 FINANCIAL EXPENSES                                             630          880           51           89
   Financial expenses                                           630          723           51           80
   Change in provisions for financial investments                (1)                                     6
   Foreign exchange losses                                        1          157                         3

 FINANCIAL INCOME (LOSS)                                       (473)        (200)         (45)         (17)

   Equity in the income (loss)  of companies carried by
    the equity method                                             7           18           22          (17)
   Amortization of goodwill and reverse negative
    goodwill                                                                (171)         (91)         (27)
 ORDINARY INCOME (LOSS)                                       1,314          718          154          (36)

 NONOPERATING INCOME (LOSS)                                     380         (100)          (4)           1

 CONSOLIDATED INCOME BEFORE INCOME TAXES                      1,694          618          150          (35)
   Income taxes                                                 435           79           46          (10)

 CONSOLIDATED INCOME FOR THE YEAR                             1,259          539          104          (25)
   Income allocated to minority interests                        52          455           52            6

 INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
  COMPANY                                                     1,207           84           52          (31)
 ------------------------------------------------------


 ------------------------------------------------------
   Cash flow                                                  2,019        1,391          352           53
   EBITDA                                                     2,824        1,484          384           58
 ------------------------------------------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                    NATIONAL
                FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
                                   (Unaudited)



DOMESTIC ELECTRICITY BUSINESS
-----------------------------
                                                        -----------------------------------------------------------
                                                                               Euro Million
                                                        -----------------------------------------------------------
                                                          DEC 31 '03     Dec 31'02              Variation
                                                        -------------- -------------- -----------------------------
OPERATING REVENUES                                             10,797         11,075           (278)         -2.51%
  Sales                                                        10,574         10,885           (311)         -2.86%
  Capitalized expenses                                            127            124              3           2.42%
  Other operating revenues                                         96             66             30          45.45%

OPERATING EXPENSES                                              9,017          8,944             73           0.82%
  Purchases                                                     6,327          6,426            (99)         -1.54%
    Electricity purchased                                       4,297          4,605           (308)         -6.69%
    Raw materials and other supplies                            1,507          1,434             73           5.09%
    Power transmission and other external expenses                523            387            136          35.14%
  Personnel expenses                                              832            825              7           0.85%
  Depreciation and amortization                                 1,044          1,074            (30)         -2.79%
  Change in operating provisions                                   35            (22)            57         259.09%
  Other operating expenses                                        779            641            138          21.53%

OPERATING INCOME                                                1,780          2,131           (351)        -16.47%

FINANCIAL REVENUES                                                157            130             27          20.77%
  Financial revenues                                              114             71             43          60.56%
  Foreign exchange gains                                           43             59            (16)        -27.12%

FINANCIAL EXPENSES                                                630            603             27           4.48%
  Financial expenses                                              630            601             29           4.83%
  Change in provisions for financial investments                   (1)                           (1)           N/A
  Foreign exchange losses                                           1              2             (1)        -50.00%

FINANCIAL INCOME (LOSS)                                          (473)          (473)                         0.00%

  Equity in the income (loss)  of companies carried by
   the equity method                                                7             75            (68)        -90.67%
  Amortization of goodwill and reverse negative goodwill                          (7)             7        -100.00%
ORDINARY INCOME (LOSS)                                          1,314          1,726           (412)        -23.87%

NONOPERATING INCOME (LOSS)                                        380            825           (445)        -53.94%

CONSOLIDATED INCOME BEFORE INCOME TAXES                         1,694          2,551           (857)        -33.59%
  Income taxes                                                    435            522            (87)        -16.67%

CONSOLIDATED INCOME FOR THE YEAR                                1,259          2,029           (770)        -37.95%
  Income allocated to minority interests                           52              3             49        1633.33%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY        1,207          2,026           (819)        -40.42%
                                                        --------------

                                                        --------------
  Cash flow                                                     2,019          2,537           (518)        -20.42%
  EBITDA                                                        2,824          3,205           (381)        -11.89%
                                                        --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  LATIN AMERICA
                FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
                                   (Unaudited)



LATIN AMERICAN ELECTRICITY  BUSINESS
-------------------------------------------------- -----------------------------------------------------------
                                                                          Euro Million
                                                   -----------------------------------------------------------
                                                     DEC 31 '03     Dec 31'02              Variation
                                                   -------------- -------------- -----------------------------
OPERATING REVENUES                                         3,623          4,084            (461)       -11.29%
  Sales                                                    3,545          3,850            (305)        -7.92%
  Capitalized expenses                                                      157            (157)      -100.00%
  Other operating revenues                                    78             77               1          1.30%

OPERATING EXPENSES                                         2,552          2,816            (264)        -9.38%
  Purchases                                                1,436          1,508             (72)        -4.77%
    Electricity purchased                                  1,006          1,086             (80)        -7.37%
    Raw materials and other supplies                         178            171               7          4.09%
    Power transmission and other external expenses           252            251               1          0.40%
  Personnel expenses                                         260            317             (57)       -17.98%
  Depreciation and amortization                              413            467             (54)       -11.56%
  Variation in operating provisions                           20             20                          0.00%
  Other operating expenses                                   423            504             (81)       -16.07%

OPERATING INCOME                                           1,071          1,268            (197)       -15.54%

FINANCIAL REVENUES                                           680            492             188         38.21%
  Financial revenues                                         137            173             (36)       -20.81%
  Foreign exchange gains                                     433            156             277        177.56%
  Monetary adjusments                                        110            163             (53)       -32.52%

FINANCIAL EXPENSES                                           880          1,521            (641)       -42.14%
  Financial expenses                                         723            748             (25)        -3.34%
  Foreign exchange losses                                    157            773            (616)       -79.69%

FINANCIAL INCOME (LOSS)                                     (200)        (1,029)            829         80.56%

  Equity in the income (loss)  of companies
   carried by the equity method                               18              7              11        157.14%
  Amortization of goodwill                                  (171)          (215)             44        -20.47%
ORDINARY INCOME (LOSS)                                       718             31             687       2216.13%

NONOPERATING INCOME (LOSS)                                  (100)          (455)            355         78.02%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      618           (424)          1,042        245.75%
  Income taxes                                                79             39              40        102.56%

CONSOLIDATED INCOME FOR THE YEAR                             539           (463)          1,002        216.41%
  Income allocated to minority interests                     455           (182)            637        350.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                      84           (281)            365        129.89%
                                                   --------------

                                                   --------------
  Cash flow                                                1,391          1,444             (53)        -3.67%
  EBITDA                                                   1,484          1,735            (251)       -14.47%
                                                   --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                     EUROPE
                 FOR THE PERIOD ENDED DECEMBER 31, 2003 AND 2002
                                   (Unaudited)



EUROPEAN ELECTRICITY BUSINESS
-------------------------------------------------- -----------------------------------------------------------
                                                                          Euro Million
                                                   -----------------------------------------------------------
                                                     DEC 31 '03     Dec 31'02              Variation
                                                   -------------- -------------- -----------------------------
OPERATING REVENUES                                         2,037          1,760             277         15.74%
  Sales                                                    1,973          1,744             229         13.13%
  Capitalized expenses                                        19              5              14        280.00%
  Other operating revenues                                    45             11              34        309.09%

OPERATING EXPENSES                                         1,769          1,610             159          9.88%
  Purchases                                                1,469          1,334             135         10.12%
    Electricity purchased                                    782            530             252         47.55%
    Raw materials and other supplies                         679            718             (39)        -5.43%
    Power transmission and other external expenses             8             86             (78)       -90.70%
  Personnel expenses                                          78             79              (1)        -1.27%
  Depreciation and amortization                              116            113               3          2.65%
  Variation in operating provisions                                           1              (1)      -100.00%
  Other operating expenses                                   106             83              23         27.71%

OPERATING INCOME                                             268            150             118         78.67%

FINANCIAL REVENUES                                             6              3               3        100.00%
  Financial revenues                                           3              3                          0.00%
  Foreign exchange gains                                       3                              3

FINANCIAL EXPENSES                                            51             63             (12)       -19.05%
  Financial expenses                                          51             63             (12)       -19.05%

FINANCIAL INCOME (LOSS)                                      (45)           (60)             15         25.00%

  Equity in the income (loss)  of companies
   carried by the equity method                               22             17               5         29.41%
  Amortization of goodwill                                   (91)           (92)              1         -1.09%
ORDINARY INCOME (LOSS)                                       154             15             139        926.67%

NONOPERATING INCOME (LOSS)                                    (4)           (22)             18         81.82%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      150             (7)            157       2242.86%
  Income taxes                                                46            (64)            110        171.88%

CONSOLIDATED INCOME FOR THE YEAR                             104             57              47         82.46%
  Income allocated to minority interests                      52             36              16         44.44%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                      52             21              31        147.62%
                                                   --------------

                                                   --------------
  Cash flow                                                  352            179             173         96.65%
  EBITDA                                                     384            263             121         46.01%
                                                   --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
                                   (Unaudited)



OTHER BUSINESSES
-------------------------------------------------- -----------------------------------------------------------
                                                                          Euro Million
                                                   -----------------------------------------------------------
                                                     DEC 31 '03     Dec 31'02              Variation
                                                   -------------- -------------- -----------------------------
OPERATING REVENUES                                           187            319           (132)        -41.38%
  Sales                                                      147            260           (113)        -43.46%
  Capitalized expenses                                        15             34            (19)        -55.88%
  Other operating revenues                                    25             25                          0.00%

OPERATING EXPENSES                                           162            286           (124)        -43.36%
  Purchases                                                   77            157            (80)        -50.96%
    Raw materials and other supplies                          45            138            (93)        -67.39%
    Power transmission and other external expenses            32             19             13          68.42%
  Personnel expenses                                          16             30            (14)        -46.67%
  Depreciation and amortization                               33             42             (9)        -21.43%
  Variation in operating provisions                            2              3             (1)        -33.33%
  Other operating expenses                                    34             54            (20)        -37.04%

OPERATING INCOME                                              25             33             (8)        -24.24%

FINANCIAL REVENUES                                            72             26             46         176.92%
  Financial revenues                                           7             13             (6)        -46.15%
  Foreign exchange gains                                      65             13             52         400.00%

FINANCIAL EXPENSES                                            89             98             (9)         -9.18%
  Financial expenses                                          80             87             (7)         -8.05%
  Change in provisions for financial investments               6              9             (3)        -33.33%
  Foreign exchange losses                                      3              2              1          50.00%

FINANCIAL INCOME (LOSS)                                      (17)           (72)            55          76.39%

  Equity in the income (loss)  of companies
   carried by the equity method                              (17)          (192)           175          91.15%
  Amortization of goodwill                                   (27)           (41)            14         -34.15%
ORDINARY INCOME (LOSS)                                       (36)          (272)           236          86.76%

NONOPERATING INCOME (LOSS)                                     1           (277)           278         100.36%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      (35)          (549)           514          93.62%
  Income taxes                                               (10)           (60)            50          83.33%

CONSOLIDATED INCOME FOR THE YEAR                             (25)          (489)           464          94.89%
  Income allocated to minority interests                       6              7             (1)        -14.29%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                     (31)          (496)           465          93.75%
                                                   --------------

                                                   --------------
  Cash flow                                                   53            125            (72)        -57.60%
  EBITDA                                                      58             75            (17)        -22.67%
                                                   --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                               ON A QUATERLY BASIS
                                   (Unaudited)




                                                                            ------------------------------------------
                                                                                           Euro Million
                                                                            ------------------------------------------
                                                                             4Q 2003    4Q 2002        Variation
                                                                            ---------- ---------- --------------------
OPERATING REVENUES                                                              4,353      4,750       (397)    -8.36%
  Sales                                                                         4,244      4,623       (379)    -8.20%
  Capitalized expenses                                                             37         80        (43)   -53.75%
  Other operating revenues                                                         72         47         25     53.19%

OPERATING EXPENSES                                                              3,504      3,431         73      2.13%
  Purchases                                                                     2,333      2,395        (62)    -2.59%
    Electricity purchased                                                       1,512      1,500         12      0.80%
    Raw materials and other supplies                                              604        680        (76)   -11.18%
    Power transmission and other external expenses                                217        215          2      0.93%
  Personnel expenses                                                              306        332        (26)    -7.83%
  Depreciation and amortization                                                   426        363         63     17.36%
  Change in operating provisions                                                   12        (43)        55    127.91%
  Other operating expenses                                                        427        384         43     11.20%

OPERATING INCOME                                                                  849      1,319       (470)   -35.63%

FINANCIAL REVENUES                                                                205       (229)       434    189.52%
  Financial revenues                                                               60         89        (29)   -32.58%
  Foreign exchange gains                                                          132       (289)       421    145.67%
  Monetary adjustments                                                             13        (29)        42    144.83%

FINANCIAL EXPENSES                                                                412       (194)       606    312.37%
  Financial expenses                                                              348        377        (29)    -7.69%
  Change in provisions for financial investments                                    1          4         (3)   -75.00%
  Foreign exchange losses                                                          63       (575)       638    110.96%

FINANCIAL INCOME (LOSS)                                                          (207)       (35)      (172)  -491.43%

  Equity in the income (loss)  of companies carried by the equity method           30         (4)        34    850.00%
  Amortization of goodwill and reverse negative goodwill                          (70)       (93)        23    -24.73%
ORDINARY INCOME (LOSS)                                                            602      1,187       (585)   -49.28%

NONOPERATING INCOME (LOSS)                                                       (263)      (503)       240     47.71%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                           339        684       (345)   -50.44%
  Income taxes                                                                     55        392       (337)   -85.97%

CONSOLIDATED INCOME FOR THE YEAR                                                  284        292         (8)    -2.74%
  Income allocated to minority interests                                          117        124         (7)    -5.65%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                          167        168         (1)    -0.60%

Cash flow                                                                         984      1,476       (492)   -33.33%
EBITDA                                                                          1,275      1,682       (407)   -24.20%

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                          DOMESTIC ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS
                                   (Unaudited)



DOMESTIC ELECTRICITY BUSINESS
---------------------------------------------------------------------------------------------------------------
                                                                           Euro Million
                                                   ------------------------------------------------------------
                                                      4Q 2003        4Q 2002               Variation
                                                   -------------- -------------- ------------------------------
OPERATING REVENUES                                         2,753          3,089            (336)        -10.88%
  Sales                                                    2,683          3,002            (319)        -10.63%
  Capitalized expenses                                        41             71             (30)        -42.25%
  Other operating revenues                                    29             16              13          81.25%

OPERATING EXPENSES                                         2,286          2,136             150           7.02%
  Purchases                                                1,544          1,482              62           4.18%
    Electricity purchased                                  1,039          1,024              15           1.46%
    Raw materials and other supplies                         367            341              26           7.62%
    Power transmission and other external expenses           138            117              21          17.95%
  Personnel expenses                                         208            212              (4)         -1.89%
  Depreciation and amortization                              282            277               5           1.81%
  Change in operating provisions                               4            (54)             58         107.41%
  Other operating expenses                                   248            219              29          13.24%

OPERATING INCOME                                             467            953            (486)        -51.00%

FINANCIAL REVENUES                                            26             66             (40)        -60.61%
  Financial revenues                                          26             48             (22)        -45.83%
  Foreign exchange gains                                                     18             (18)        100.00%

FINANCIAL EXPENSES                                           154            156              (2)         -1.28%
  Financial expenses                                         154            157              (3)         -1.91%
  Change in provisions for financial investments              (1)                            (1)           N/A
  Foreign exchange losses                                      1             (1)              2         200.00%

FINANCIAL INCOME (LOSS)                                     (128)           (90)            (38)        -42.22%

  Equity in the income (loss)  of companies carried
   by the equity method                                        2             20             (18)        -90.00%
  Amortization of goodwill and reverse negative
   goodwill                                                                  (1)              1        -100.00%
ORDINARY INCOME (LOSS)                                       341            882            (541)        -61.34%

NONOPERATING INCOME (LOSS)                                  (177)            70            (247)       -352.86%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      164            952            (788)        -82.77%
  Income taxes                                                43            248            (205)        -82.66%

CONSOLIDATED INCOME FOR THE YEAR                             121            704            (583)        -82.81%
  Income allocated to minority interests                      18              1              17        1700.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                     103            703            (600)        -85.35%


  Cash flow                                                  539          1,251            (712)        -56.91%
  EBITDA                                                     749          1,230            (481)        -39.11%

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                       LATINAMERICAN ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS
                                   (Unaudited)



LATIN AMERICAN ELECTRICITY  BUSINESS
-------------------------------------------------- ------------------------------------------------------------
                                                                           Euro Million
                                                   ------------------------------------------------------------
                                                      4Q 2003        4Q 2002               Variation
                                                   -------------- -------------- ------------------------------
OPERATING REVENUES                                           959            890              69           7.75%
  Sales                                                      947            878              69           7.86%
  Capitalized expenses                                       (10)            (8)             (2)        -25.00%
  Other operating revenues                                    22             20               2          10.00%

OPERATING EXPENSES                                           679            589              90          15.28%
  Purchases                                                  374            320              54          16.88%
    Electricity purchased                                    259            225              34          15.11%
    Raw materials and other supplies                          48             32              16          50.00%
    Power transmission and other external expenses            67             63               4           6.35%
  Personnel expenses                                          74             91             (17)        -18.68%
  Depreciation and amortization                              101             45              56         124.44%
  Variation in operating provisions                            7              8              (1)        -12.50%
  Other operating expenses                                   123            125              (2)         -1.60%

OPERATING INCOME                                             280            301             (21)         -6.98%

FINANCIAL REVENUES                                           174           (308)            482         156.49%
  Financial revenues                                          32             35              (3)         -8.57%
  Foreign exchange gains                                     129           (314)            443         141.08%
  Monetary adjusments                                         13            (29)             42         144.83%

FINANCIAL EXPENSES                                           225           (397)            622         156.68%
  Financial expenses                                         164            178             (14)         -7.87%
  Foreign exchange losses                                     61           (575)            636         110.61%

FINANCIAL INCOME (LOSS)                                      (51)            89            (140)       -157.30%

  Equity in the income (loss)  of companies
   carried by the equity method                                              11             (11)       -100.00%
  Amortization of goodwill and reverse negative
   goodwill                                                  (41)           (58)             17         -29.31%
ORDINARY INCOME (LOSS)                                       188            343            (155)        -45.19%

NONOPERATING INCOME (LOSS)                                   (72)          (254)            182          71.65%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      116             89              27          30.34%
  Income taxes                                                 6            163            (157)        -96.32%

CONSOLIDATED INCOME FOR THE YEAR                             110            (74)            184         248.65%
  Income allocated to minority interests                      74             97             (23)        -23.71%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                      36           (171)            207         121.05%


  Cash flow                                                  330            138             192         139.13%
  EBITDA                                                     381            346              35          10.12%

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                          EUROPEAN ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS
                                   (Unaudited)



EUROPEAN ELECTRICITY  BUSINESS
-------------------------------------------------- ------------------------------------------------------------
                                                                           Euro Million
                                                   ------------------------------------------------------------
                                                      4Q 2003        4Q 2002               Variation
                                                   -------------- -------------- ------------------------------
OPERATING REVENUES                                           605            661             (56)         -8.47%
  Sales                                                      584            653             (69)        -10.57%
  Capitalized expenses                                         6              2               4         200.00%
  Other operating revenues                                    15              6               9         150.00%

OPERATING EXPENSES                                           511            606             (95)        -15.68%
  Purchases                                                  406            528            (122)        -23.11%
    Electricity purchased                                    214            252             (38)        -15.08%
    Raw materials and other supplies                         190            248             (58)        -23.39%
    Power transmission and other external expenses             2             28             (26)        -92.86%
  Personnel expenses                                          23             21               2           9.52%
  Depreciation and amortization                               33             29               4          13.79%
  Variation in operating provisions                                           1              (1)       -100.00%
  Other operating expenses                                    49             27              22          81.48%

OPERATING INCOME                                              94             55              39          70.91%

FINANCIAL REVENUES                                             3                              3            N/A
  Foreign exchange gains                                       3                              3            N/A

FINANCIAL EXPENSES                                            12             16              (4)        -25.00%
  Financial expenses                                          12             16              (4)        -25.00%

FINANCIAL INCOME (LOSS)                                       (9)           (16)              7          43.75%

  Equity in the income (loss)  of companies
   carried by the equity method                                6              1               5         500.00%
  Amortization of goodwill and reverse negative
   goodwill                                                  (22)           (23)              1          -4.35%
ORDINARY INCOME (LOSS)                                        69             17              52         305.88%

NONOPERATING INCOME (LOSS)                                    (3)             5              (8)       -160.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES                       66             22              44         200.00%
  Income taxes                                                20            (30)             50         166.67%

CONSOLIDATED INCOME FOR THE YEAR                              46             52              (6)        -11.54%
  Income allocated to minority interests                      23             25              (2)         -8.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                      23             27              (4)        -14.81%

  Cash flow                                                  119             55              64         116.36%
  EBITDA                                                     127             84              43          51.19%

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                               ON A QUATERLY BASIS
                                   (Unaudited)



OTHER BUSINESSES
-------------------------------------------------- ------------------------------------------------------------
                                                                           Euro Million
                                                   ------------------------------------------------------------
                                                      4Q 2003        4Q 2002               Variation
                                                   -------------- -------------- ------------------------------
OPERATING REVENUES                                            36            110             (74)        -67.27%
  Sales                                                       30             90             (60)        -66.67%
  Capitalized expenses                                                       15             (15)       -100.00%
  Other operating revenues                                     6              5               1          20.00%

OPERATING EXPENSES                                            28            100             (72)        -72.00%
  Purchases                                                    9             65             (56)        -86.15%
    Electricity purchased                                                    (1)              1        -100.00%
    Raw materials and other supplies                          (1)            59             (60)       -101.69%
    Power transmission and other external expenses            10              7               3          42.86%
  Personnel expenses                                           1              8              (7)        -87.50%
  Depreciation and amortization                               10             12              (2)        -16.67%
  Variation in operating provisions                            1              2              (1)        -50.00%
  Other operating expenses                                     7             13              (6)        -46.15%

OPERATING INCOME                                               8             10              (2)        -20.00%

FINANCIAL REVENUES                                             2             13             (11)        -84.62%
  Financial revenues                                           2              6              (4)        -66.67%
  Foreign exchange gains                                                      7              (7)       -100.00%

FINANCIAL EXPENSES                                            21             31             (10)        -32.26%
  Financial expenses                                          18             26              (8)        -30.77%
  Change in provisions for financial investments               2              4              (2)        -50.00%
  Foreign exchange losses                                      1              1                           0.00%

FINANCIAL INCOME (LOSS)                                      (19)           (18)             (1)         -5.56%

  Equity in the income (loss)  of companies
   carried by the equity method                               22            (36)             58         161.11%
  Amortization of goodwill and reverse negative
   goodwill                                                   (7)           (11)              4         -36.36%
ORDINARY INCOME (LOSS)                                         4            (55)             59         107.27%

NONOPERATING INCOME (LOSS)                                   (11)          (324)            313          96.60%

CONSOLIDATED INCOME BEFORE INCOME TAXES                       (7)          (379)            372          98.15%
  Income taxes                                               (14)            11             (25)       -227.27%

CONSOLIDATED INCOME FOR THE YEAR                               7           (390)            397         101.79%
  Income allocated to minority interests                       2              1               1         100.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                       5           (391)            396         101.28%


  Cash flow                                                   (4)            32             (36)       -112.50%
  EBITDA                                                      18             22              (4)        -18.18%

                          ENDESA S.A. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
                                   (Unaudited)




                                                                      --------------------------------------------------
                                                                                         Euro Million
                                                                      --------------------------------------------------
FUNDS  OBTAINED FROM                                                   DEC 31 '03   Dec 31'02          Variation
                                                                      ------------ ------------ ------------------------
 Operations                                                                 3,815        4,285         (470)     -10.97%
 Disposal of consolidated companies                                                      1,684       (1,684)    -100.00%
 Sale of fixed assets                                                       2,409          132        2,277     1725.00%
 Sale of shares of the controlling company                                    111           73           38       52.05%
 Cancellation or transfers to short-term of financial investments             711          399          312       78.20%
 Capital subsidies and deferred revenues                                      295          309          (14)      -4.53%
 Contributions by minority interests and holders of parent company          2,153                     2,153         N/A
 Long term finance from creditors                                              56          200         (144)     -72.00%
TOTAL FUNDS OBTAINED                                                        9,550        7,082        2,468       34.85%
                                                                      ------------


                                                                      --------------------------------------------------
                                                                                         Euro Million
                                                                      --------------------------------------------------
FUNDS  USED FOR                                                        DEC 31 '03   Dec 31'02          Variation
                                                                      ------------ ------------ ------------------------
 Intangible assets and utility plant                                        2,266        2,470         (204)      -8.26%
 Financial investments                                                        197        1,366       (1,169)     -85.58%
 Cancellation or transfers to long-term of financial investments              261                       261         N/A
 Acquisition of shares of consolidated companies                               19          127         (108)     -85.04%
 Dividends of the controlling company                                         723          723                     0.00%
 Debt execution costs                                                         171                       171         N/A
 Capital reduction of the controlling company and dividends allocated
  to minority interests                                                       143          116           27       23.28%
 Net change of debt                                                         5,005        1,366        3,639      266.40%
 Provisions for contingencies and expenses                                    457          640         (183)     -28.59%
TOTAL FUNDS USED                                                            9,242        6,808        2,434       35.75%
                                                                      ------------


                                                                      ------------
INCREASE IN WORKING CAPITAL                                                   308          274
DECREASE IN WORKING CAPITAL
                                                                      ------------

                          ENDESA S.A. AND SUBSIDIARIES
                                    CASH FLOW
                FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
                                   (Unaudited)



                                                 DEC 31 '03     Dec 31'02         Variation
                                               -------------- -------------- --------------------
  Income for the year                                  1,312          1,270         42      3.31%
  Income allocated to minority interests                 565           (136)       701    515.44%

  Plus
  Depreciation and amortization                        1,606          1,723       (117)    -6.79%
  Net provisions                                         721            714          7      0.98%
  Amortization of goodwill                               289            693       (404)   -58.30%
  Provisions for fixed assets                             15            190       (175)   -92.11%
  Deferred and advanced taxes                            463            440         23      5.23%
  Cancellation of deferred charges                       119             64         55     85.94%


  Minus
  Capital subsidies and other income                     (93)           (87)        (6)     6.90%
  Monetary adjustments                                  (110)          (163)        53    -32.52%
  Foreign exchange variation                            (267)           567       (834)  -147.09%
  Sale of fixed assets                                  (799)        (1,123)       324    -28.85%
  Equity Income                                           (6)           133       (139)  -104.51%

  CASH FLOW                                            3,815          4,285       (470)   -10.97%
                                               --------------




                  Consolidated Balance Sheet by business line for the period ended December 31, 2003
                                                                                                           Euro Million
                                                                                                           ------------

                                                                    Other    Latin   Corporate                Total
                  Generation Distribution Supply Services Europe Businesses  America Structure Adjustments Consolidated
Intangible Assets         29          157     25       41     40        125      125        26         -28         540
Utility plant          8,217        6,746      7       64  2,605        401    8,575        12         335      26,962
Financial
 investments           1,067        1,319     98      208    464      1,515    1,203    39,143     -38,841       6,176
Goodwill                   0            9      0        0  1,619        417    2,548         0          -9       4,584
Deferred charges          21          136      0        0      3          1      149       752        -385         677
Current assets         1,235        1,268    494       32    486        132    2,393     3,700      -2,632       7,108
  TOTAL               10,569        9,635    624      345  5,217      2,591   14,993    43,633     -41,560      46,047

Stockholder's
 equity                4,298        1,783     90       90  1,496        230    2,308    19,165     -20,659       8,801
Minority interests         0           10      0       -1    355         51    2,935         0       1,595       4,945
Negative goodwill         27           68      0        0      0          3       17         0        -102          13
Deferred revenues         95        1,211      1       44      2         65      141        22         -69       1,512
Provisions for
 contingencies and
 expenses              1,291        1,757     30      113    130         77      773       379         -48       4,502
Long term debt         3,660        2,665    169        4  2,192      1,948    6,579    20,121     -19,756      17,582
Current
 liabilities           1,198        2,141    334       95  1,042        217    2,240     3,946      -2,521       8,692
  TOTAL               10,569        9,635    624      345  5,217      2,591   14,993    43,633     -41,560      46,047


                      Statement of Income by business line for the period ended December 31, 2003

   Euro Million
                                                                   Other     Latin   Corporate                 Total
                  Generation Distribution Supply Services Europe  Businesses America Structure  Adjustments Consolidated
Revenues               4,148        5,493  1,594      256  1,973        147    3,545       238       -1,155      16,239
Other operating
 revenues                 76          160     61        1     64         40       78        18          -93         405
Purchases             -1,753       -3,512   -982       -9 -1,461        -45   -1,184      -101          553      -8,494
Other external
 expenses               -412         -804   -549     -167   -114        -66     -675       -65          695      -2,157
Personnel expenses      -328         -351    -37      -40    -78        -16     -260       -76            0      -1,186
Depreciation and
 amortization +
 changes in
 provisions             -638         -400    -10      -20   -116        -35     -433       -11            0      -1,663
Operating income
 (loss)                1,093          586     77       21    268         25    1,071         3            0       3,144
Financial Income
 (Loss)                 -144         -169     -7       -1    -45        -17     -200      -152            0        -735
Income from equity
 method                    0            1      0        0    -69        -44     -153         6            0        -259
Nonoperating
 income (Loss)          -224          441     23       -6     -4          1     -100       146            0         277
Income before
 taxes                   725          859     93       14    150        -35      618         3            0       2,427
Income Taxes            -243         -155    -32      -11    -46         10      -79         6            0        -550
Minority interests         0           -3      0        3    -52         -6     -455       -52            0        -565
NET INCOME (*)           482          701     61        6     52        -31       84       -43            0       1,312


(*) Before allocation of Corporate Structure's financial expenses to the businesses.

                          ENDESA S.A. AND SUBSIDIARIES
                      PROFORMA CONSOLIDATED BALANCE SHEETS
                            ENERSIS BY EQUITY METHOD
                             AS OF DECEMBER 31, 2003
                                   (Unaudited)
                                                          Euro Million
                                                       ---------------

       ASSETS                                            DEC 31 '03
                                                       ---------------
       Utility plant and intangible assets                     19,011
       Financial investments                                    7,287
       Goodwill                                                 3,145
       Deferred charges                                           532
       Current assets                                           5,545
       TOTAL                                                   35,520
                                                       ---------------


       STOCKHOLDERS' EQUITY
       AND LIABILITIES                                      DEC 31 '03
                                                       ---------------
       Stockholder's equity                                     8,801
         Subscribed capital stock                               1,271
         Reserves                                               9,250
         FX translation differences                            (3,032)
         Income allocable to the controlling company            1,312
       Minority interests                                       2,026
       Negative goodwill                                           13
       Deferred revenues                                        1,420
       Provisions for contingencies and expenses                4,011
       Long term debt                                          12,571
       Current liabilities                                      6,678
       TOTAL                                                   35,520
                                                       ---------------

                    ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES
                              FINANCIAL INVESTMENTS
                           (ENERSIS BY EQUITY METHOD)
                             AS OF DECEMBER 31, 2003




 Euro million                                  (Unaudited)  Euro million                                     BALANCE
 --------------------------------------------               ---------------------------------------------

 GOODWILL OF GLOBAL CONSOLIDATED COMPANIES      1,373       LONG TERM INVESTMENTS IN SECURITIES              304
 Endesa Holding Italia                             1,373    Nueva Nuinsa, S.L.                                    65
                                                            Euskaltel                                             29
                                                            Teneguia Gestion Financiera S.L.                      20
 INVESTMENTS CARRIED OUT BY EQUITY METHOD (*)   5,382       Dicogexsa                                             19
 Enersis                                           2,430    AIE Asco - Vandellos                                  16
 Auna                                              1,037    Lyonnaise D'eaux                                      14
 Snet                                                426    DS2                                                   13
 Luz de Bogota (Codensa)                             308    Minas y Ferrocarriles de Utrillas                      9
 Smartcom                                            251    Minas Gargallo                                         8
 Capital de Energia (Emgesa)                         249    Ecasa                                                  8
 Aguas de Barcelona                                  134    Endesa Gas Transportista                               5
 Investluz                                            96    Sociedad Eolica de Tarifa                              5
 Cerj                                                 88    Reganosa                                               4
 Tejo                                                 56    Fondos Inversion Enertech                              4
 Cien                                                 52    Explotaciones Eolicas Saso Plano                       4
 Red Electrica de Espana, S.A.  (REE)                 26    Other                                                 81
 Distrilima (Edelnor)                                 26
 Central Termoelectrica de Fortaleza                  21
 CPE                                                  18    LOANS                                            858
 Pangue                                               18    Guarantees and deposits                              308
 Cepm                                                 14    Fixed income securities                              100
 Edesur                                               12    Loans to personnel                                    98
 Yacilec                                              11    Endesa's Extrapeninsular compensations                89
 ENDITEL I                                            11    Elcogas                                               70
 Tirme                                                 7    Auna                                                  27
 Cia Eolica Tierras Altas                              6    Emesa                                                 22
 Coelce                                                6    Megasa                                                13
 Cemsa                                                 6    Tariff deficit Financing                              12
 P.E. Sierra del Madero                                5    Enditel I                                             12
 Eolica Valle del Ebro                                 4    Tahaddart                                             10
 P.E. Barbanza                                         4    Loans to Ecyr subsidiaries                             8
 Sdad Eolica de Andalucia                              4    NQF Gas                                                8
 Sdad Termica Portuguesa                               4    Gas Alicante                                           7
 Meridional de Gas                                     4    Sagunto Regasification Plant                           6
 Other                                                48    Soprolif                                               5
                                                            Hidroelectrica Camporrels                              5
                                                            Micase                                                 5
 (*) Including goodwill                                     P.E. Villanueva                                        5
                                                            Other                                                 48

                                                            Advanced tax and tax credit  and other          2,515

                                                            TOTAL FINANCIAL INVESTMENTS and GOODWILL          10,432


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: February 4th, 2003     By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations